SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Bill Barrett Corporation

(Name of Subject Company (issuer) and Filing Person (issuer))

5% Convertible Senior Notes due 2028

(Title of Class of Securities)

06846NAA2

(CUSIP Number of Class of Securities)

Francis B. Barron

Executive Vice President – General Counsel and Secretary

Bill Barrett Corporation

1099 18th Street, Suite 2300

Denver, Colorado 80202

(303) 293-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Christine B. LaFollette

Akin Gump Strauss Hauer & Feld LLP

1111 Louisiana Street, 44th Floor

Houston, Texas 77002

(713) 220-5800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$172,619,792	$19,782.23

*                 For purposes of calculating amount of filing fee only.  The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 5.00% Convertible Senior Notes due 2028, as described herein, is $1,000 per $1,000 principal amount outstanding, plus accrued and unpaid interest, if any.  As of February 21, 2012, there was $172,500,000 aggregate principal amount outstanding, on which interest in the aggregate amount of $119,792 will be accrued and unpaid on the date of purchase, resulting in an aggregate purchase price of $172,619,792.

**          The amount of the filing fee equals $114.60 per $1 million of the value of the transaction.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                                                Check the appropriate boxes below to designate any transactions to which the statement relates:

☐         third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐         going-private transaction subject to Rule 13e-3.

☐         amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐         Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐         Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by Bill Barrett Corporation, a Delaware corporation (the “Company”), and relates to the Company’s offer to purchase the 5% Convertible Senior Notes due 2028 that were issued by the Company (the “Notes”), upon the terms and conditions set forth in the Indenture (as defined below), the Company Notice dated February 21, 2012 (the “Company Notice”), and the related offer materials filed as Exhibit (a)(1)(B) to this Schedule TO (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).

The Notes were issued pursuant to the Indenture dated as of March 12, 2008 between the Company and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture dated as of March 12, 2008 between the Company and the Trustee, the Second Supplemental Indenture dated as of July 8, 2009 among the Company, the subsidiary guarantors named therein and the Trustee and the Third Supplemental Indenture dated as of August 3, 2011 among the Company, the subsidiary guarantors named therein and the Trustee (as so supplemented, the “Indenture”).  The Notes are convertible in certain circumstances into cash and a number of shares of the Company determined as specified in the Indenture and the terms of the Notes.  However, the Notes are not currently convertible because these conditions have not been satisfied.  The current conversion rate of the Notes is 15.0761, equivalent to a conversion price per share of approximately $66.33.  This conversion rate is subject to adjustment upon the occurrence of certain corporate events.

The right of holders to surrender their Notes for purchase by the Company (which we refer to as the “Offer”) will expire at 9:00 a.m., New York City time, on March 20, 2012. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

ITEM 1 through ITEM 9.

The Company is the issuer of the Notes, and the Company is offering to purchase for cash all of the Notes if tendered by the holders under the terms and subject to the conditions set forth in the Indenture, the Notes and the Offer Materials.  The Notes are convertible into shares of the Company. The Company maintains its principal executive offices at 1099 18th Street, Suite 2300, Denver, Colorado 80202. The Company’s telephone number at that address is (303) 293-9100. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Offer Materials is incorporated by reference into this Schedule TO.

ITEM 10.  Financial Statements.

The Company believes that its financial condition is not material to a holder’s decision with respect to the Offer because the consideration being paid to holders surrendering Notes consists solely of cash, the Offer is not subject to any financing conditions, the Offer applies to all outstanding Notes and the Company is a public reporting company that files reports with the SEC electronically on EDGAR.  The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis and are incorporated by reference into the Offer Materials.

ITEM 11.  Additional Information.

(a)                                 Agreements, Regulatory Requirements and Legal Proceedings.  Not applicable.

(b)                                 Other Material Information.  Not applicable.

ITEM 12.  Materials To Be Filed As Exhibits.

(a)(1)(A)	—	Company Notice to Holders of Bill Barrett Corporation 5% Convertible Senior Notes due 2028, dated February 21, 2012.
(a)(1)(B)	—	Form of Purchase Notice.
(a)(1)(C)	—	Press Release dated February 21, 2012.
(d)(1)	—

Indenture, dated as of March 12, 2008, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the Commission on March 12, 2008).

(d)(2)	—

First Supplemental Indenture, dated as of March 12, 2008, between the Company and the Trustee (including form of 5% Convertible Senior Notes due 2028) (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed with the Commission on March 12, 2008).

(d)(3)	—

Second Supplemental Indenture, dated as of July 8, 2009, among the Company, the subsidiary guarantors named therein and the Trustee (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on July 8, 2009).

(d)(4)	—	Third Supplemental Indenture, dated as of August 3, 2011, among the Company, the subsidiary guarantors named therein and the Trustee.
(d)(5)	—

The description of the Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus supplement dated March 5, 2008 to the prospectus dated January 30, 2006 and under the caption “Description of Debt Securities” in that prospectus, filed with the SEC on January 30, 2006 under Rule 424(b)(5) of the Securities Act of 1933 (Registration No. 333-131385).

(g)	—	Not applicable.
(h)	—	Not applicable.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2012

BILL BARRETT CORPORATION

By:	/s/ Francis B. Barron
Francis B. Barron
Executive Vice President — General Counsel and Secretary

INDEX TO EXHIBITS

(a)(1)(A)	—	Company Notice to Holders of Bill Barrett Corporation 5% Convertible Senior Notes due 2028, dated February 21, 2012.
(a)(1)(B)	—	Form of Purchase Notice.
(a)(1)(C)	—	Press Release dated February 21, 2012.
(d)(1)	—

Indenture, dated as of March 12, 2008, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the Commission on March 12, 2008).

(d)(2)	—

First Supplemental Indenture, dated as of March 12, 2008, between the Company and the Trustee (including form of 5% Convertible Senior Notes due 2028) (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed with the Commission on March 12, 2008).

(d)(3)	—

Second Supplemental Indenture, dated as of July 8, 2009, among the Company, the subsidiary guarantors named therein and the Trustee (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on July 8, 2009).

(d)(4)	—	Third Supplemental Indenture, dated as of August 3, 2011, among the Company, the subsidiary guarantors named therein and the Trustee.
(d)(5)	—

The description of the Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus supplement dated March 5, 2008 to the prospectus dated January 30, 2006 and under the caption “Description of Debt Securities” in that prospectus, filed with the SEC on January 30, 2006 under Rule 424(b)(5) of the Securities Act of 1933 (Registration No. 333-131385).

(g)	—	Not applicable.
(h)	—	Not applicable.